February 11, 2019

Kristine Ball
Chief Financial Officer
Menlo Therapeutics Inc.
200 Cardinal Way, 2nd Floor
Redwood City, California 94063

       Re: Menlo Therapeutics Inc.
           Registration Statement on Form S-3
           Filed February 1, 2019
           File No. 333-229482

Dear Ms. Ball:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance